January 11, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Attention Ms. Mara L. Ransom

Re:	Pool Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 000-26640

Dear Ms. Ransom:

This letter is respectfully submitted in response to the comment received from the Commission on December 29, 2016. In order to expedite the staff’s review of our response, we have reproduced the full text of the staff’s comment, followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2015

Results of Operations

Net Sales, page 30

Comment:

1.
We note your disclosure that sales of building materials grew by 13%, sales of equipment grew by 9% and chemical sales grew by 5% compared to 2014. In future filings, with a view to putting these growth percentages in context, please revise to provide the percentage of net sales attributable to these product categories and any other product categories you track. In that regard, we note that you state on page 5 that you “track and monitor the majority of [y]our sales” and that your pool and spa chemical product categories constituted 13% of net sales.

Response:

At December 31, 2015, we had over 500 product lines and over 50 product categories. Due to the number of product lines and product categories that we stock and due to periodic changes in the structure of our sales reporting processes, we do not track sales by product lines and product categories on a consolidated basis.
To comply with Item 101(c)(1)(i) of Regulation S-K, as well as with Item 303(a)(3) of Regulation S-K and Section 501.12.b.4 of the Financial Reporting Codification, we compile data to identify and track any product categories which account for 10% or more of our consolidated revenue and sales data that we believe has a material impact on changes in our consolidated sales.

In future filings, we will continue to report our product categories which account for more than 10% of sales, and when we provide detailed discussion and analysis of factors that significantly contribute to our overall net sales comparisons, which may include the impact of changes in sales of product categories, we will also provide related quantitative details such as the product category sales dollars or the percentage of consolidated net sales. In addition, we will revise our disclosure pertaining to product information as found on page 5 of our 2015 Form 10-K to clarify the data used for the purpose of this disclosure, including any limitations, and we will remove the sentence that states: “We track and monitor the majority of our sales at the product level to provide support for sales and marketing efforts and for consideration in incentive plan programs.”

Thank you for your assistance with this filing. If you have any questions or comments, please call me at your convenience at 985-892-5521.

Sincerely,

/s/ Mark W. Joslin
Mark W. Joslin
Senior Vice President, Chief Financial Officer